Results of the Extraordinary Shareholder’s Meeting of Shinhan Bank

On April 8, 2011, Shinhan Bank, a wholly-owned banking subsidiary of Shinhan Financial Group, held an extraordinary shareholders’ meeting and appointed Mr. Jae Gwang Soh as a non-executive board member of Shinhan Bank. His tenure will be effective from April 18, 2011 to the date of FY2011 Annual General Shareholder’s Meeting, expected to be held in March, 2012.